Exhibit 4.7

Exhibit I

Purchase and
Assignment Agreement

relating to shares in

eleven Gesellschaft zur Entwicklung und Vermarktung

von Netzwerktechnologien mbH

b e t w e e n

1)	Robert Rothe,
whose address is Berlin

– hereinafter “Seller 1” or “Representative”–

2)	Benjamin Pannier,
whose address is Berlin

3)	Robert Strycharczuk,
whose address is Berlin

4)	Ragna Rothe,
whose address is Berlin

5)	Jörg Jacobs,
whose address is Berlin

– the parties referred to under 1) through 5) hereinafter each a “Seller” and collectively the “Sellers”–

a n d

6)

Commtouch Germany GmbH & Co. KG (currently still acting under the trade name: cor 29. GmbH & Co. KG), with registered seat in Berlin, registered with the commercial register at the local court of Berlin (Charlottenburg) under docket number HRA 47286 B, represented by its general partner Commtouch Management GmbH (currently still acting under the trade name: aptus 754. GmbH), with registered seat in Berlin, registered with the commercial register at the local court of Berlin (Charlottenburg) under docket number HRB 144201 B, represented on its part by managing director Shlomo Yanay on sole signature

– hereinafter “Purchaser”–

7)	Commtouch Software Ltd., a company incorporated under the laws of the State of Israel, listed on the NASDAQ Stock Exchange under the symbol CTCH

– hereinafter “Commtouch”–

– the Sellers, Commtouch and the Purchaser collectively hereinafter “Parties”–

Table of Contents

1	Preamble	7

2	Sale and Assignment	7

3	Initial Purchase Price	8

4	Earn-out	13

5	Change of Control Payment	20

6	Conditions Precedent	21

7	Representations and Warranties	23

8	Remedies	35

9	Tax Indemnities; Cooperation in Tax Matters	40

10	Conduct Prior To The Closing	43

11	Confidentiality, Announcements and Press Releases	44

12	Expenses	44

13	Disputes	45

14	Representative	45

15	Final Provisions	46

Directory of Annexes

Annex 1.2 – Shareholders’ List	7

Annex 1.6 – Shareholders’ Resolution and Consent of the Company	7

Annex 3.4a) – List of Sellers’ Bank Accounts	10

Annex 3.4b) – Calculation of the Closing Cash Payment	10

Annex 3.7 – Escrow Agreement	12

Annex 3.9(b)(1) – Waiver and Release Agreement regarding Company Options	12

Annex 4.4(a) – List of Eleven Customers	17

Annex 4.4(b) – Company Business	17

Annex 4.5.1 – Consulting Agreement	18

Annex 6.7.1 – Confirmation Letter Transfer Agent	22

Annex 6.7.2 – Closing Delivery Equity Consideration	22

Annex 7.5.1 – List of Material Agreements	24

Annex 7.5.2 – Material Agreements in Default (if any)	25

Annex 7.6.1 – List of Employees of the Company and each Subsidiary	26

Annex 7.7 – List of Business Insurances	26

Annex 7.8 – List of Litigation and Arbitration Matters	27

Annex 7.11.3 – List of Restricted IP	28

Annex 7.11.4 – Registered IP Rights, Third Party Rights, Required Actions	28

Annex 7.11.9 – List of Open Source Materials	29

Annex 7.11.12 – List of Governmental Funding, Facilities or Resources	30

Annex 7.12.2 – Tax Filings and Payments in Default	30

Annex 7.12.2iii) – Interim Accounts as per 15 November 2012	31

Annex 7.12.7 – Exceptions to Normal Depreciation or Amortization	32

Annex 7.15 – List of Leased Real Estate	32

Annex 7.16 – Conflicting Material Contracts	33

Annex 8.10 – List of Documents Provided in Data Room	40

Table of Definitions

2012 Earn-out Payment	15

2012 Platform Revenue	15

2013-2015 Platform Revenue	16

Acceleration Event	20

Additional Escrow Amount	12

Additional Taxes	40

Agreed Losses	39

Allocation Principle	41

Annual Earn-out Amount	15

Annual Earn-out Calculation Statement	16

Applicable Expiration Date	36

AV Platform Revenue	16

Awarded Losses	39

Base Earn-out Amount	14

Best Knowledge of the Sellers	37

Breach of Guarantee	36

Business Day	10

Business Insurances	27

Cash	11

Cash Consideration	8

CEO	18

Claim	40

Claim Certificate	37

Closing	21

Closing Cash Payment	10

Closing Date	21

Closing Memorandum	23

Commtouch	2

Company	7

Company Closing Cash Certificate	11

Company Intellectual Property	28

Company Option	12

Condition Precedent	21

Conflict	33

CTO	18

Deemed Losses	38

Earn-out Arbitrator	17

Earn-out Dispute Notice	17

Eleven SDK	16

Eleven SDK Customer	17

Employed by the Company	20

Employment by the Company	20

Equity Consideration	8

Escrow Account	12

Escrow Agent	12

Escrow Agreement	12

Escrow Amount	10

Escrow Fund	12

Escrow Release Date	39

Expiration Dates	36

Extraordinary Claims	36

Financial Statements	27

General Indemnification Cap	37

Group Company	17

Holdback Amount	39

Initial Purchase Price	8

Intellectual Property	28

Leased Real Estate	32

Lien	24

Material Agreements	26

Measurement Period	17

New SaaS	17

Objection Notice	38

Open Source Materials	28

Parties	2

Plan	12

Plan Consideration	12

Purchaser	1

Registered Intellectual Property	28

Regulation S Investor	33

Representative	1, 22

SaaS Technology or Platform	17

SDK	17

SEC	33

Securities Act	33

Seller	1

Seller 1	1

Sellers	1

Shares	7

Straddle Period	41

Subsidiaries	23

Subsidiary	23

Tax Authority	30

Tax Benefit	41

Tax Dispute	42

Tax Procedure	42

Tax Refund	41

Third Party Claim	38

Transaction	7

Transaction Fees	44

Upside Earn-out Amount	14

1		Preamble

1.1

     eleven Gesellschaft zur Entwicklung und Vermarktung von Netzwerktechnologien mbH is a German limited liability company (Gesellschaft mit beschränkter Haftung - GmbH) and incorporated and existing under the laws of Germany, located in Berlin, Germany and registered with the commercial register of the local court of Berlin (Charlottenburg) under HRB 83892 B (hereinafter referred to as “Company”).

1.2

     The Company has a total share capital of EUR 60,000. The share capital consists of five shares with the serial numbers 1 through 5 having a nominal value of EUR 38,600 (serial number 1), EUR 7,300 (serial number 2), EUR 7,300 (serial number 3), EUR 3,500 (serial number 4) and EUR 3,300 (serial number 5) (collectively: the “Shares”). The Sellers are all of the shareholders of the Company. holding the Shares as set out in the shareholders’ list attached to the Reference Deed as Annex 1.2.

1.3

     The Company wholly owns two subsidiaries: (i) eleven – internationale Vertriebsgesellschaft mbH, a limited liability company under German law with business seat in Berlin, registered with the commercial register of the local court of Berlin (Charlottenburg) under HRB 100313 B and (ii) eleven USA Inc., a Delaware corporation.

	1.4	The Purchaser is an indirectly wholly owned subsidiary of Commtouch.

	1.5	The Purchaser intends to purchase the Shares from the Sellers (“Transaction”).

1.6

     The Parties are aware that according to Section 19 (4) of the articles of association of the Company the disposal over shares requires the authorization of the Company’s shareholder meeting. The Company’s shareholder meeting has approved the Transaction with shareholder resolution dated 12 November 2012 and the Company has on that basis granted its consent to the transfer of all Shares by written declaration dated ___ November 2012. Copies of such shareholder resolution and written declaration are for documentary purposes (zu Beweiszwecken) attached to the Reference Deed as Annex 1.6

2		Sale and Assignment

	2.1	Each Seller hereby sells (verkaufen) his or her respective Share to the Purchaser. The Purchaser accepts the sale of the Shares.

2.2

     Each Seller hereby assigns (treten ab) his or her respective Share, subject to the conditions precedent (aufschiebende Bedingungen) within the meaning of § 158 (1) German Civil Code (BGB) of satisfaction or waiver of the Conditions Precedent as described in Section 6. The Purchaser hereby accepts such conditional assignment of the Shares.

	2.3	The assignment of the Shares is made with economic effect as of the Closing Date (as defined in Section 6.2 below) and shall include all ancillary rights appearing thereto, in particular the rights to any undistributed profits from any periods prior to the Closing Date and the right to receive dividends, as of the beginning of the current financial year.

2.4

     Each of the Sellers confirms that the Shares held by such Seller do not constitute his or her entire, or nearly (90% or more) his or her entire, property. Furthermore, the Purchaser, having been pointed by the notary to the provisions of Section 1365 of the German Civil Code declared that he has neither been made familiar nor is otherwise familiar with the financial situation of any of the Sellers.

2.5

     Commtouch confirms to procure that, as of the Closing Date (as defined in Section 6.2 below) and at least until expiry of the last Measurement Period (as defined in Section 4.4 below), the Company will remain a German entity, irrespective of the particular legal form (e.g. a limited liability company (Gesellschaft mit beschränkter Haftung – GmbH), a company limited by shares (Aktiengesellschaft – AG) or a limited partnership (GmbH & Co. KG)), that is neither directly nor indirectly controlled by a United States entity. The Parties will use commercially reasonable efforts to safeguard that the Company will not become subject to any foreign (non-German, in particular United States or United Kingdom) data protection laws or to investigation rights of authorities of foreign (non-German, in particular United States or United Kingdom) authorities in a manner that is likely to materially adversely affect the business of the Company.

3		Initial Purchase Price

3.1

     The aggregate initial purchase price to be paid by the Purchaser for the Shares amounts to EUR 9,878,172 (in words: Nine Million Eight Hundred Seventy Eight Thousand One Hundred and Seventy Two Euros) (the “Initial Purchase Price”).

	3.2	The Initial Purchase Price shall be comprised of:

		3.2.1	cash in the amount of EUR 8,231,810 (in words: Euro Eight Million Two Hundred Thirty One Thousand Eight Hundred and Ten) (the “Cash Consideration”); and

3.2.2

such number of restricted ordinary shares, with a nominal par value of NIS 0.15 per share, in Commtouch, having a value as determined in Section 3.2.2.1 below of EUR 1,646,362 (in words: One Million Six Hundred Forty Six Thousand Three Hundred and Sixty Two Euros) (the “Equity Consideration”). The Cash Consideration and the Equity Consideration shall be paid to the Sellers on a pro rata basis, in proportion to their shareholdings in the Company as of the Closing Date and in accordance with the terms of this Agreement, unless otherwise expressly stipulated. In the event that the pro rata number of shares to be allocated to one or more Sellers is not an integral number, Seller 1 shall determine whether the number of shares of Equity

Consideration to be allocated to any specific Seller shall be rounded up or rounded down, provided that the aggregate number of shares of the Equity Consideration shall not exceed the number determined prior to such rounding.

3.2.2.1

The actual number of the shares of the Equity Consideration shall be based on (i) the average share price of the shares in Commtouch during the twenty (20) trading days (New York) preceding the earlier of (a) the date of this agreement or (b) the date of the public announcement of the Transaction and (ii) the closing EURO-US dollar market exchange rate in effect on the currency trading day prior to Closing Date, as published on Bloomberg. If the number of shares so determined shall be a fractional share, then the number shall be rounded up if the fraction is ½ or greater, and otherwise shall be rounded down.

3.2.2.2

The shares of the Equity Consideration shall vest (i.e. confer unrestricted shareholder rights as set out in the last sentence of this Section 3.2.2.2) in two equal annual installments as follows: (i) the first installment of 50% of the Equity Consideration shall vest immediately upon the 12-month anniversary of the Closing; and (ii) the second installment of the remaining 50% of the Equity Consideration shall vest immediately upon the 24-month anniversary of the Closing. Each vested share of the Equity Consideration shall enjoy standard shareholders’ rights, identical to those of the shares in Commtouch, subject to applicable corporate and securities laws and the terms hereof.

3.2.2.3

Restrictions on Transfer. Any transfer of the Equity Consideration must comply with all applicable securities laws, and the Parties agree that the Sellers may be required to provide a satisfactory opinion of counsel to this effect, without incurring any further expenses for the Sellers. The Purchaser may issue appropriate “stop-transfer” instructions to its transfer agent, American Stock Transfer & Trust Company, to prevent the violation of applicable securities laws.

3.2.2.4

The shares of the Equity Consideration shall be issued at the Closing in “book entry” format with the Purchaser’s transfer agent. The certificates evidencing the Equity Consideration issued pursuant to this Agreement will bear the following legend reflecting the foregoing restrictions on the transfer of such securities, in addition to any legend required by applicable U.S. state securities laws:

“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.”

3.2.2.5

Removal of Legend. The Equity Consideration will no longer be subject to the legends referred to in Section 3.2.2.4 above upon the termination or lapse of all restrictions and conditions on transfer under applicable securities laws or pursuant to a disposition that is permitted thereunder. After such time, and upon the Seller’s request, a new certificate or certificates representing such Seller’s pro rata portion of the Equity Consideration held in such Seller’s name shall be issued without the legends referred to above and delivered to such Seller, provided that Commtouch is provided with all certificates, opinions and other information it may reasonably request in connection with such request.

3.3

     The Sellers represent and warrant that prior to the date of this Agreement they have (i) repaid all loans that they took from the Company without any remaining mutual claims arising therefrom and (ii) reimbursed the Company for any expenses that should be borne by the Sellers pursuant to Section 12 below and which have been incurred by the Company.

3.4

     At the Closing (as defined in Section 6.2 below), the Purchaser shall transfer to each of the Sellers its pro rata portion of the Closing Cash Payment (as defined below) to the respective bank account as set forth opposite each Seller’s name in Annex 3.4a) to the Reference Deed. The “Closing Cash Payment” shall mean an amount of EUR_____________ (in words:__________________________) which equals the Cash Consideration (i) minus EUR 823,181 (in words: Eight Hundred Twenty Three Thousand One Hundred and Eighty One Euros) (the “Escrow Amount”) and (ii) minus or plus, as the case may be, any Cash and Deferred Revenue Adjustment (as defined in Section 3.6 below). The definite the calculation of the Closing Cash Payment and the Cash and Deferred Revenue Adjustment, including the Closing Cash Certificate (as defined in Section 3.6.3 below), is shown in Annex 3.4b).

3.5

     “Business Day” shall mean each day that is not a Friday, Saturday or Sunday, or on which banking institutions located in Tel Aviv, Israel, Berlin, Germany, or in the State of California are authorized or obligated by law to close. The Sellers represent and warrant that there are no expenses that should be borne by the Sellers pursuant to Section 12 below, which either were paid by the Company on or prior to the date of this Agreement or that are to be paid by the Company after the date of this Agreement.

3.6	Cash and Deferred Revenue Adjustment.

3.6.1

The Company is obligated to provide services to customers for whom deferred revenues were recognized and respective pre-payments were received by the Company prior to Closing. The Sellers shall ensure that the Company’s cash and cash equivalents (i.e. free cash in bank accounts, and corporate commercial paper and other money market instruments that can easily be converted into cash, including sums invested in money and financial markets (Geldmarkt), collectively referred to as “Cash”), excluding any cash needed to settle the payment obligations of the Company to former holders of Company Options as described in Section 3.9, at Closing shall at least equal the pre-payments for deferred revenues at Closing.

3.6.2

The Sellers hereby guarantee to Purchaser that since December 31, 2011, and continuing through the Closing, the overall average amount of liabilities and receivables of the Company has changed and will change only in the ordinary course of business and consistent with past practice, and the Company has not borrowed any funds.

3.6.3

The Cash and Deferred Revenue Adjustment included in Annex 3.4b) reflects the Company’s good faith best estimate (based on reasonable assumptions) of (i) the amount of pre-payments for deferred revenues at Closing, and (ii) the amount of Cash in the Company at Closing, (the “Company Closing Cash Certificate”). For the avoidance of doubt, the Company Closing Cash Certificate has been prepared in view of all payment obligations to former holders of Company Options as described in Section 3.9 having to be paid as of Closing by the Company from the cash available in the Company at that time. The Company Closing Cash Certificate shall fairly and accurately present the Company’s good faith best estimate (based on reasonable assumptions). The Company Closing Cash Certificate shall be used by the Purchaser (i) to reduce the Closing Cash Payment payable pursuant to this Agreement to the extent, if any, that the Cash shall be less than the pre-payments for deferred revenues at Closing, or (ii) to increase the Closing Cash Payment payable pursuant to this Agreement to the extent, if any, that the Cash shall exceed the pre-payments for deferred revenues at Closing.

3.6.4

The correctness of the Company Closing Cash Certificate shall be treated as a representation and warranty by the Sellers for all purposes, and any inaccuracy in such Company Closing Cash Certificate shall give rise to all of the remedies available for a misrepresentation. Section 8 shall apply mutatis mutandis with the exception that deviating from Section 8.1 the representation and warranty of the correctness of the Company Closing Cash Certificate shall expire one month after the publication of the Purchaser’s audited financial statements for the year ending December 31, 2012, but not later than May 31, 2013.

3.7

     At the Closing (as defined in Section 6.2 below) Sellers, Purchaser and Attorney at Law Dr. Johannes Meinel (the “Escrow Agent”) shall enter into an escrow agreement substantially in the form attached to the Reference Deed as Annex 3.7. (the “Escrow Agreement”) and the Purchaser shall deposit the Escrow Amount with the Escrow Agent in accordance with the terms hereof and the Escrow Agreement in a respective account of the Escrow Agent (the “Escrow Account”).

3.8

     In case the Purchaser has delivered a Claim Certificate pursuant to Section 8.7.1 and the Representative has delivered an Objection Notice pursuant to Section 8.7.2 before the Purchaser’s payment of the 2012 Earn-out Payment (as defined in Section 4.4 below), if any, pursuant to Section 4 hereof, an additional amount of EUR 180,000 (in words: One Hundred and Eighty Thousand Euros) shall be deducted from the 2012 Earn-out Payment, if any, and added to the Escrow Amount (the “Additional Escrow Amount”). The Escrow Amount and the Additional Escrow Amount, if and to the extent such is deposited by the Purchaser with the Escrow Agent, shall be hereinafter collectively referred to as the “Escrow Fund”.

3.9	Treatment of the Profit Participation Option Program (Genussrechtsoptions-programm) (the “Plan”).

No option or other right granted under the Plan (whether vested or unvested) that is outstanding immediately prior to the Closing (each, a “Company Option”) shall be assumed by Purchaser. The Sellers have provided to the Purchaser with all of the existing waiver and release agreements (Vereinbarungen über die Abfindung von Genussrechtsoptionen), signed by all of the holders of Company Options, whereby each such holder validly agrees to the termination of the Company Options held by him, subject only to, and effective upon, the Closing, against consideration by the Company (“Plan Considerations”); copies of those waiver and release agreements (Vereinbarungen über die Abfindung von Genussrechtsoptionen) are for documentary purposes (zu Beweiszwecken) attached to the Reference Deed as Annex 3.9.(b)(1). The Parties acknowledge that Commtouch and the Sellers have reached an agreement that the Plan Considerations consist of a cash payment in the aggregate amount of up to EUR 733,800 to be paid by the Company to the former holders of the Company Options and the provision of option rights in shares in Commtouch according to the current employee option scheme applicable to employees of Commtouch as amended from time to time. Commtouch hereby undertakes to grant the required options to the respective former holders of the Company Options. The Parties are aware of the fact that as a consequence of the cash payment to the former holders of Company Options the Company will not generate any profit in the fiscal year 2012.

3.10

Any payment under this Agreement shall be deemed to have been effectuated on that date it has been credited to the account of the respective recipient. All payments shall be made free and clear of any costs and bank charges.

4		Earn-out

4.1

     Payment of Earn-out Payments. Subject to the terms and conditions of this Agreement, including this Section 4, in addition to the Initial Purchase Price, the Purchaser shall pay or cause to be paid to each of the Sellers its pro rata portion of an amount in cash equal to each of the Annual Earn-out Amounts, if any, determined as specified below and payable without undue delay after the calculation pursuant to Section 4.3 has been completed with respect to the respective Annual Earn-out Amount.

	4.2	Annual Earn-out Amounts. Subject to adjustment as provided below, the Annual Earn-out Amount, if any, for any Measurement Period shall be calculated as follows:

2012 Earn-out

4.2.1

On the basis of the 2012 Platform Revenue for the twelve months ending 31 December 2012, the 2012 Earn-out Payment shall be the difference between (A) twice the 2012 Platform Revenue, and (B) the Initial Purchase Price.

2013 – 2015 Earn-out

4.2.2

In the event the sum of the 2013-2015 Platform Revenue and AV Platform Revenue for any Measurement Period is less than EUR 3,122,000, then the Annual Earn-out Amount for such Measurement Period shall be equal to zero.

4.2.3

In the event the sum of the 2013-2015 Platform Revenue and AV Platform Revenue for any Measurement Period is at least EUR 3,122,000 but not more than EUR 5,307,000, then the Annual Earn-out Amount for such Measurement Period shall be equal to

			i)	12% of the 2013-2015 Platform Revenue for such Measurement Period squared, divided by EUR 6,244,000, plus

			ii)	3% of the AV Platform Revenue for such Measurement Period.

4.2.4

In the event the sum of the 2013-2015 Platform Revenue and AV Platform Revenue for any Measurement Period is more than EUR 5,307,000 but not more than EUR 6,244,000, then the Annual Earn-out Amount for such Measurement Period shall be equal to

		i)	12% of the 2013-2015 Platform Revenue for such Measurement Period, plus

		ii)	3% of the AV Platform Revenue for such Measurement Period.

4.2.5

In the event the sum of the 2013-2015 Platform Revenue and AV Platform Revenue for any Measurement Period is more than EUR 6,244,000, then the Annual Earn-out Amount for such Measurement Period shall be equal to the sum of:

		i)	EUR 749,280 (referred to as “Base Earn-out Amount”), plus

		ii)	10% of the difference between the 2013-2015 Platform Revenue for such Measurement Period and EUR 6,244,000, plus

		iii)	3% of the AV Platform Revenue for such Measurement Period ((ii) and (iii) collectively “Upside Earn-out Amount”).

4.3

     Calculation of Annual Earn-out Amounts; Dispute Resolution. As soon as reasonably practicable, but not later than one month following the completion of the audited financial statements for each Measurement Period, the Purchaser shall prepare and deliver to the Representative a statement showing the AV Platform Revenue and the 2013-2015 Platform Revenue or, as the case may be, the 2012 Platform Revenue and the calculation of the Annual Earn-out Amount for such Measurement Period. The Purchaser shall afford to the Representative and its advisors reasonable access during normal business hours and upon reasonable notice after delivery of each Annual Earn-out Calculation Statement to the books of account and records used or that should have been used to prepare the Annual Earn-out Calculation Statement, and to management of the Purchaser, for purposes of verifying the calculation of the Annual Earn-out Amount. The Representative shall notify the Purchaser in writing within twenty (20) Business Days of receipt of an Annual Earn-out Calculation Statement as to whether the Representative disputes the determination of the Annual Earn-out Amount; if the Representative disputes the determination of the Annual Earn-out Amount, the Representative shall deliver an Earn-out Dispute Notice setting forth in reasonable detail the specific items in dispute and the basis for the dispute. If the Representative does not deliver an Earn-out Dispute Notice within twenty (20) Business Days of receipt of an Annual Earn-out Calculation Statement, or if the Representative accepts the amounts set forth in the Annual Earn-out Calculation Statement for the Measurement Period in writing, the Annual Earn-out Amount calculations as contained in the Annual Earn-out Calculation Statement shall be deemed final and binding. In the event an Earn-out Dispute Notice is delivered, the Purchaser and the Representative shall meet within ten (10) Business Days of the delivery of such Earn-out Dispute Notice to attempt to resolve such dispute in good faith. If a final resolution of such dispute is reached as reflected in an agreement in writing, the agreed upon Annual Earn-out Amount agreed with respect to such Measurement Period shall be deemed final and binding. If no final resolution is reached within fifteen (15) Business Days of the delivery of such Earn-out Dispute Notice after good faith negotiation, either party may require that the dispute (other than a dispute as to the calculation of any aspect of the Annual Earn-out Calculation Statement) be resolved in accordance with the dispute resolution mechanism set forth in Section 13. If the dispute relates to the method of calculation of any aspect of the Annual Earn-out Calculation Statement, the dispute shall be submitted to the Earn-out Arbitrator. The Earn-out Arbitrator shall be authorized only to arbitrate the calculation of the 2012 Platform Revenue, the 2013-2015 Platform revenue and the AV Platform Revenue but shall not have any authority to arbitrate any other dispute relating to the matters addressed in this Section 4.3. The Earn-out Arbitrator shall be instructed to review the Annual Earn-out Calculation Statement, the Earn-out Dispute Notice and all work papers related thereto to determine the Annual Earn-out Amount, and shall use every reasonable effort to determine such amounts within sixty (60) days after the submission of such dispute to it, and in any event as soon as practicable. The Earn-out Arbitrator shall not undertake any review of any matters not specifically identified by the Representative as being in dispute in the Earn-out Dispute Notice and shall only decide the specific items under dispute by the parties and solely in accordance with the terms of this Agreement. In resolving any disputed item, the Earn-out Arbitrator may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Earn-out Arbitrator’s determination shall be based solely on presentations by the Purchaser and the Representative, and an independent review by the Earn-out Arbitrator of the books and records of the Purchaser and on the definitions and other terms included herein. The Earn-out Arbitrator shall set out the resolution of the dispute in writing, which shall be conclusive and binding upon the parties. The costs and expenses of the Earn-out Arbitrator shall be borne (i) by the Purchaser, if the Annual Earn-out Amount as determined by the Earn-out Arbitrator is higher than the Annual Earn-out Amount determined by the Purchaser, (ii) by the Sellers (to be allocated among them on a pro rata basis) if the Annual Earn-out Amount as determined by the Earn-out Arbitrator is lower than the Annual Earn-out Amount as determined by the Representative, or (iii) 50% by the Purchaser and 50% by the Sellers (to be allocated among them on a pro rata basis), in any other case.

4.4	Earn-out Definitions. The following capitalized terms shall have the meanings set forth below:

“2012 Earn-out Payment” means the amount, if any, payable pursuant to Section 4.2.1 above.

“2012 Platform Revenue” means all revenues (Umsätze) of the Company on a consolidated basis (excluding VAT, discounts and credits), determined in accordance with generally accepted accounting principles under German GAAP (HGB) for the twelve months ending 31 December 2012.

“Annual Earn-out Amount” means the amount, if any, calculated pursuant to Section 4.2 with respect to each of the Measurement Periods.

“Annual Earn-out Calculation Statement” means the statement prepared by Commtouch pursuant to Section 4.3 with respect to each of the Measurement Periods.

“AV Platform Revenue” means all revenues (Umsätze) of Commtouch on a consolidated basis (excluding VAT, discounts and credits), determined in accordance with generally accepted accounting principles in the United States, in the respective Measurement Period (other than 2012) for any SaaS Technology or Platform relating to

(i)	anti virus products and services or

(ii)	New SaaS products and services either licensed, acquired or self developed in each case except for products and services which any Group Company has acquired or licensed as a SaaS Technology or Platform after the conclusion of this Transaction and which is provided to customers in the form acquired without any substantial modifications (other than porting and the like).

“2013-2015 Platform Revenue” means all revenues (Umsätze) of Commtouch on a consolidated basis (excluding VAT, discounts and credits), determined in accordance with generally accepted accounting principles in the United States, in the respective Measurement Period (other than 2012) for any of the following:

(i)

any service or product worldwide, without any qualifications, relating to or deriving from the use of eXpurgate, ensurance, eXached, exelerate, EVA (BSI service) and archiving services, including any future development of such products or services;

(ii)

with respect to services or products which derive from the SDK (excluding any SaaS Technology or Platform) currently licensed or sold by the Company, including any future development deriving from any of such SDK (“Eleven SDK”)

	(a)	all amounts invoiced by a Group Company to Eleven SDK Customers worldwide

	(b)	all amounts invoiced by a Group Company to any customer in Germany, Austria or Switzerland

(iii)

all amounts invoiced by a Group Company to Eleven SDK Customers worldwide with respect to services or products which derive from any SDK (excluding any SaaS Technology or Platform) which is not the Eleven SDK, with the following qualification:

if the relevant Eleven SDK Customer has for a consecutive period of at least twelve months made any revenue with Eleven SDK prior to changing to a different SDK offered by any Group Company, such former revenue made with Eleven SDK (invoiced amounts excluding VAT) shall be deemed to be the revenue made in the relevant Measurement Period rather than the actual revenue made with the new SDK product or service; and

(iv) any e-mail or web service or product worldwide, without any qualifications, relating to or deriving from a SaaS Technology or Platform.

“Earn-out Arbitrator” means Deloitte, PricewaterhouseCoopers or another independent accounting firm with offices in Israel and Berlin of recognized international standing, mutually agreed upon by Commtouch and the Representative to resolve disputes relates to the method of calculation of any aspect of the Annual Earn-out Calculation Statement.

“Earn-out Dispute Notice” means a notice delivered by the Representative pursuant to Section 4.3, if the Representative disputes the determination of an Annual Earn-out Amount.

“Eleven SDK Customer” means all customers of the Company as listed in Annex 4.4(a) to the Reference Deed pertaining to the Company’s business as referred to in Annex 4.4(b) to the Reference Deed.

“Group Company” means the Company, Commtouch, or any of Commtouch’s direct or indirect subsidiaries worldwide

“Measurement Period” means each of (i) the year ending on December 31, 2012, (ii) the year ending December 31, 2013; (iii) the year ending December 31, 2014; and (iv) the year ending December 31, 2015.

“New SaaS” means any SaaS Technology or Platform not currently marketed or developed by any Group Company.

“SaaS Technology or Platform” means software as a service which is a software delivery model in which software and associated data are centrally hosted on the cloud, cloud computing being the use of computing resources (hardware and software) that are delivered as a service in parts or entirely over the internet.

“SDK” means a software development kit which is a set of software development tools that allows for the creation of applications for a certain software package, software framework, hardware platform, computer system, operating system, or similar platform.

4.5	Continuation Requirement.

4.5.1

The Parties agree that Seller 1 shall, as from the Closing Date, remain Employed by the Company. He is intended to remain the Company’s managing director (Geschäftsführer). Further, he is intended to serve as Commtouch’s German site manager and general manager. On the level of Commtouch, Seller 1 shall become Chief Technical Officer (“CTO”) reporting directly to Commtouch’s Chief Executive Officer (“CEO”). The consultancy agreement to be entered into, by way of notarial deed (in notariell beurkundeter Form), between Purchaser and RoRo Beteiligungsgesellschaft mbH (registered with the commercial register at the local court of Berlin (Charlottenburg) under HRB 117585) at the Closing is attached as Annex 4.5.1 to the Reference Deed.

4.5.2

Notwithstanding any other provision of this Agreement, if Seller 1 voluntarily resigns from his Employment by the Company on or after January 1, 2013 but within 24 months as from the Closing Date, or is dismissed for “Cause” (as defined in Section 4.5.4 below) at any time, then he shall not be entitled to receive his pro rata share of any Upside Earn-out Amount (if any) calculated pursuant to Section 4.2.5 above with respect to any Measurement Period subsequent to such Measurement Period in which the resignation or dismissal occurs. With respect to the Measurement Period in which such resignation or dismissal occurs, Seller 1 shall (only) be entitled to such proportion of his pro rata share of the respective Upside Earn-out Amount (if any) which equals, pro rata (i) the number of months from the beginning of the Measurement Period up and including the month in which the resignation or dismissal occurs (ii) to 12 months (e.g. in the event the resignation is validly announced in March of the respective Measurement Period, Seller 1 shall only be entitled to 3/12 of the respective Upside Earn-out Amount). For the avoidance of doubt, any Upside Earn-out Amount for past and current Measurement Periods as well as any other portion of a future Base Earn-out Amount which is not an Upside Earn-out Amount shall be unaffected. Any remaining Upside Earn-out Amount of the Measurement Period in which the resignation or dismissal occurs as well as any future Upside Earn-out Amount Seller 1 would be entitled to if he had not resigned shall be deemed to be forfeited to the Purchaser and shall be retained by the Purchaser, and no other Seller shall be entitled to participate in such amount.

4.5.3

Section 4.5.2 shall not apply if Seller 1’s Employment by the Company is terminated in any other way (including due to death and/or incapacity for work) as set forth in Section 4.5.2 above, in particular in the event Seller 1 resigns from his Employment by the Company “for cause” – aus wichtigem Grund (as defined in Section 626 para. (1) German Civil

Code (BGB)) or is dismissed due to an Acceleration Event (as defined in Section 5 below) following the Transaction.

4.5.4	For purposes of Section 4.5.2 above, “Cause” means (for purposes of this definition of Cause, “Commtouch” shall mean any Group Company):

	i)	an intentional act of fraud, embezzlement, theft or any other material violation of law;

	ii)	intentional damage to Commtouch’s assets;

	iii)	intentional disclosure of Commtouch’s confidential information contrary to company policy;

	iv)	intentional engagement in any competitive activity which would constitute a breach of a duty of loyalty or of other obligations under an employment agreement;

v)

          intentional and material breach of any of Commtouch’s policies, in effect and as amended from time to time, provided however that such breach would constitute circumstances which under German civil law or employment law would justify a termination “for cause” – aus wichtigem Grund (as defined in Section 626 para. (1) German Civil Code (BGB);

vi)

          the wilful and continued failure to substantially perform duties for Commtouch or the Company, including, but not limited to, repeated unexcused absences from work (other than as a result of incapacity due to physical or mental illness); or

	vii)	wilful conduct that is demonstrably and materially injurious to Commtouch, monetarily or otherwise.

For purposes of this paragraph, an act, or a failure to act, shall not be deemed wilful or intentional, as those terms are defined herein, unless it is done, or omitted to be done, in bad faith or without a reasonable belief that the action or omission was in the best interest of Commtouch or the Company. Failure to meet performance standards or objectives, by itself, does not constitute “Cause”. “Cause” also includes any of the above grounds for dismissal regardless of whether Commtouch learns of it before or after terminating employment or the consultancy agreement (as the case may be).

4.5.5

     Nothing contained in this Section 4.5 shall be deemed to detract from the right of Seller 1 to participate in any other Annual Earn-out Amount (in particular the Base Earn-out Amount), including his pro rata share of any Annual Earn-out Amount calculated pursuant to Sections 4.3 and 4.2.1 to 4.2.5 above. This Section 4.5 contains regulations with regard to the Upside Earn-out Amount only. For the avoidance of doubt, nothing contained in this Section 4.5 shall affect the payment obligations of Purchaser vis-à-vis the other Sellers (not being Seller 1).

4.5.6

     For purposes of this Section 4.5, Seller 1 will be deemed to be “Employed by the Company” or have an “Employment by the Company” so long as he is providing services to any Group Company, either directly or through RoRo Beteiligungsgesellschaft mbH or any other company wholly-owned by Seller 1, pursuant to a consultancy agreement with any Group Company, provided that such arrangement is and continues to be reasonably acceptable to Commtouch.

5		Change of Control Payment

In case any of the events described in Sections 5.1 to 5.4 below occurs within any of the Measurement Periods (each such event referred to as “Acceleration Event”) Purchaser shall pay on the date of the occurrence of such Acceleration Event to each of the Sellers its pro rata portion of an amount in cash equal to (i) the 2012 Platform Revenue less (ii) all previously paid Upside Earn-out Amounts: and any Upside Earn-out Amount still payable (fällig und weiterhin zahlbar) at that time.

5.1

     sale, exchange or takeover in an economically comparable way, within 12 months following the Closing, of at least 50% of all Shares in one single transaction and/or multiple transactions in close time proximity by one purchaser and/or consortium of purchasers (with the exception of a respective sale or transfer to a shareholder or a company affiliated to a shareholder within the meaning of sec. 15 et seq. German Stock Corporation Act, Aktiengesetz – AktG, or a pure internal group restructuring of the Company and its affiliates provided that at least 50% of the shareholders prior to the restructuring will remain shareholders in any target structure);

5.2

     sale, exchange or takeover in an economically comparable way of at least 50% of all of the share capital of Commtouch Software Ltd., in one single transaction and/or multiple transactions in close time proximity by one purchaser and/or consortium of purchasers (with the exception of a respective sale or transfer to a shareholder or a company affiliated to a shareholder within the meaning of sec. 15 et seq. German Stock Corporation Act, Aktiengesetz – AktG, or a pure internal group restructuring of the Company and its affiliates provided that at least 50% of the shareholders prior to the restructuring will remain shareholders in any target structure), at a price representing a company value for Commtouch Software Ltd. at least equal to the market value of Commtouch Software Ltd. on the date of the Closing (determined using the guidelines specified in Section 3.2.2.1 above), followed by the announcement of the termination or end-of-life (or the effective end of active sales activity) of significant SaaS Technology or Platform offerings;

	5.3	sale of all or substantially all (at least 75% with respect to fair market value) of the assets of the Company) within 12 months following the Closing; or

	5.4	the Company ceases to be a German entity and/or becomes either directly or indirectly controlled by a United States entity.

6		Conditions Precedent

6.1

     The assignment of the Shares is subject to the cumulative fulfillment (i) of all Conditions to Closing set forth below and (ii) of all Conditions for Transfer set forth below (the Conditions to Closing and the Conditions for Transfer collectively referred to as the “Conditions Precedent”):

		6.1.1	Conditions to Closing

			i)	The Escrow Agreement shall have been signed by the parties thereto.

		6.1.2	Conditions for Transfer

			i)	The Purchaser has paid the Closing Cash Payment according to Section 3.4, as adjusted (if applicable) pursuant to Section 3.6.3;

			ii)	The Escrow Amount has been paid to the Escrow Account as referred to in Section 3.6; and

			iii)	The Equity Consideration has been issued by “book entry” according to Section 3.2.2.4.

6.2

     The consummation in rem of the transactions contemplated in this Agreement (“Closing”) shall occur when all Conditions Precedent have been fulfilled or have been waived in accordance with Section 6.3. Closing shall occur on 15 November 2012, or on any other day the Parties mutually agree (the “Closing Date”).

	6.3	The Purchaser shall have the right to waive the Condition to Closing referred to in Section 6.1.1 (ii). The waiver is to be declared by the Purchaser in writing to the Representative.

The Sellers, acting through the Representative, shall have the right to waive the Conditions for Transfer in Section 6.1.2 (iii). The waiver is to be declared by the Representative in writing to the Purchaser.

	6.4	The Purchaser and the Sellers are entitled to rescind this Agreement by written notice to the respective other Party if the Closing has not occurred by December 31, 2012 at the latest.

	6.5	The Parties undertake to use all reasonable endeavors to ensure that the Conditions Precedent are fulfilled as soon as practically possible and when due.

6.6

     The Sellers shall deliver to the Purchaser documents evidencing the satisfaction of the Conditions to Closing set out in Section 6.1.1. If all such Conditions Precedent are satisfied, the Purchaser shall send to Mr. Robert Rothe, as the Representative of the Sellers for purposes of this Agreement (the “Representative”), a written statement of satisfaction or waiver of the Conditions to Closing set out in Section 6.1.1. Such written statement shall contain a signed copy of the Company Closing Cash Certificate. It also shall contain the intended Closing Date.

6.7	In anticipation of a timely Closing, Purchaser has provided Sellers with the following:

6.7.1

Purchaser delivered to Sellers a scan of a written confirmation by the American Stock Transfer & Trust Company, LLC signed by its Vice President and addressed to Seller 1 confirming that it will issue restricted ordinary shares in Commtouch upon receipt of a corresponding instruction by Commtouch. A copy of the written confirmation is attached to the Reference Deed as Annex 6.7.1.

6.7.2

Purchaser delivered to Sellers a written confirmation by Commtouch’s General Counsel and Corporate Secretary addressed to Seller 1 confirming that he will on behalf of Commtouch instruct the American Stock Transfer & Trust Company, LLC to issue restricted ordinary shares in Commtouch to Sellers in an amount to be calculated as set forth in Section 3.2.2.1. A copy of the written confirmation is attached to the Reference Deed as Annex 6.7.2.

6.8

     In order to effectuate the Closing, the Parties shall meet on the Closing Date in the offices of notary public Dr. Peter Wessels, Friedrichstraße 88/Unter den Linden, 10117 Berlin or such other place as agreed by the Parties, and undertake to perform the following actions:

	6.8.1	Sellers shall deliver to Purchaser appropriate written proof of the satisfaction of the Conditions to Closing set out in Section 6.1.1;

	6.8.2	In case Closing Date should not take place on the same date as the date of this agreement, Sellers shall deliver to Purchaser a revised version of Annex 3.4b amended as of the Closing Date;

6.8.3

Purchaser shall deliver to Sellers appropriate written proof that Purchaser has instructed its bank to immediately wire the Initial Purchase Price into the Sellers’ accounts as listed in Annex 3.4 (a) by express wire transfer (Blitzüberweisung) and Sellers shall deliver to Purchaser appropriate written proof that the respective amounts of the Initial Purchase Price have been credited to the Sellers’ accounts;

6.8.4

Purchaser shall deliver to Sellers appropriate written proof that Purchaser has instructed its bank to immediately wire the Escrow Amount into the escrow account as specified in the Escrow Agreement by express wire transfer (Blitzüberweisung) and the Escrow Agent shall deliver to Purchaser appropriate written proof that the Escrow Amount has been credited to the Escrow Account;

6.9

     The Parties shall confirm the fulfilment of the Conditions Precedent by executing a closing memorandum (the “Closing Memorandum”) at the Closing Date. The attachment of a certified copy (beglaubigte Abschrift) of the Closing Memorandum to the original of this Agreement by the acting notary shall constitute the unrebuttable assumption (unwiderlegbare Vermutung) that the Closing Conditions have been fulfilled.

6.10

     The Parties instruct the acting notary to submit an up-to-date list of the shareholders (Gesellschafterliste) of the Company to the relevant commercial register as soon as he has been provided with an original of the signed Closing Memorandum.

7	Representations and Warranties

7.1

     Each Seller hereby represents and warrants to the Purchaser by way of an independent guarantee (selbständiges Garantieversprechen) within the meaning of § 311 I BGB that the statements set forth below are true and complete at the date of this Agreement and at the Closing Date, unless otherwise specified. The Sellers make the representations and warranties below jointly and severally, except that (i) any representation and warranty made by a Seller as to himself or as to his Shares shall be several and not joint, and (ii) a Seller shall not bear liability greater than the gross amount received by him under this Agreement with respect to his Shares (it being understood that amounts not yet received but receivable in the future may further be offset by the Purchaser against warranty claims provided they do not lead to a payment obligation of the respective Seller beyond the gross amount received by him), except that there shall be no limitation on the liability of any Seller who commits fraud.

7.2

     Status of the Company. The Company holds the subsidiaries which are referred to in Section 1.3 (Preamble) (each a “Subsidiary” and collectively, the “Subsidiaries”). The Company and eleven – internationale Vertriebsgesellschaft mbH are limited liability companies under German law (GmbH). eleven USA Inc. is a Delaware corporation. Each of the foregoing companies is duly founded and validly existing, is in good standing under the laws of its foundation (Gründung) and has full power to conduct its business as conducted prior to the Closing. The Company has the requisite power and authority to enter into and fully perform its obligations under any agreements entered into pursuant to this Agreement in accordance with their terms. The share capital of the Subsidiaries has been fully paid in.

7.3

     Status of Sellers and Shares. The Sellers hold unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the Shares. The Company holds unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the shares of the Subsidiaries. The Shares and the shares of the Subsidiaries are not pledged

(verpfändet), attached (gepfändet) or otherwise encumbered (belastet) with any Lien (as defined below) or other third party rights. The Shares and the shares of the Subsidiaries are fully paid up. All contributions have been made in compliance with applicable law and have not been partially or totally repaid or returned. There are no obligations to make further contributions in relation to the Shares (keine Nachschusspflichten) or the shares of the Subsidiaries. The Shares constitute the entire issued share capital of the Company. No third party has any pre-emptive right (Vorkaufsrecht), right of first refusal (Vorerwerbsrecht), subscription right (Bezugsrecht), option right (Optionsrecht), conversion right (Wandlungsrecht) or similar right in respect of the Shares, and no person has any present, future or contingent right to be entered into the shareholders’ register or in the commercial register as the holder of the Shares, any other securities of the Company or the shares of the Subsidiaries and there are no encumbrances on the Shares or the shares of the Subsidiaries or any arrangements or obligations to create any such encumbrances or to issue new shares in the Company or the Subsidiaries. No claim has been made by any person that they are entitled to any such right or have the benefit of any such encumbrances. For purposes of this Agreement, “Lien“ shall mean any lien, pledge, charge, claim, mortgage, security interest, or other encumbrance of any sort, other than those imposed or applied by applicable Laws. The Purchaser shall not have any liability to any holder of a Company Option under the Plan.

7.4	Business Operations, Business Assets and Loans.

	7.4.1	The business of the Company and each Subsidiary is conducted in accordance with all material applicable laws.

7.4.2

Since the respective dates of incorporation, the Company’s business operations have been conducted within the ordinary course of business, in accordance with prudent business practice and carried on substantially in the same manner as prior thereto. Since December 31, 2011 the business operations of the Company have not materially adversely changed.

	7.4.3	No dividends have been declared, resolved on or distributed by the Company or the Subsidiaries during the current fiscal year.

7.4.4

Neither the Company nor any Subsidiary is responsible for the indebtedness of any other person, nor party to any option or pre-emption right or any guarantee, surety or any other obligation (whatever called) to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities or the purchase of assets or services or otherwise) for the payment of, or as an indemnity against the consequence of default in the payment of, any indebtedness of any other person.

7.5	Material Agreements

	7.5.1	Annex 7.5.1 to the Reference Deed contains a true and correct list, as of the date hereof, of all of the following contracts and agreements to which the Company and each Subsidiary is a party and which have not yet been completely fulfilled (hereinafter referred to as “Material Agreements”):

i)

          agreements relating to the acquisition or sale of interests in other companies or businesses which have been entered into within the last three years prior to the date hereof providing, in each case, for a consideration of EUR 100,000 or more;

ii)	joint venture agreements, cooperation agreements, partnership agreements or similar agreements (other than the Constitutional Documents of the Company and the Subsidiaries);

iii)	rental and lease agreements relating to assets or real estate which, individually, provide for annual payments of EUR 100,000 or more;

iv)

          loan agreements, bonds, notes or any other instruments of debt with an aggregate nominal amount of more than EUR 100,000 (excluding for the avoidance of doubt customary deferred payment arrangements with customers or suppliers);

v)	guarantees, sureties (Bürgschaften), indemnities, letters of comfort (Patronatserklärungen) issued by any of the Company or either Subsidiary;

vi)	agreements between the Company or either Subsidiary and any of the Sellers, relatives of any Seller or entities affiliated with any Seller or any of his relatives;

vii)

any long-term agreement (Dauerschuldverhältnis) which cannot be terminated at will by the Company or the Subsidiary, as applicable, upon not more than 30 days prior notice, and which provides for annual obligations of the Company or the Subsidiary, as applicable, in excess of EUR 100,000 per year;

viii)

any long-term agreement (Dauerschuldverhältnis) with customers, suppliers or agents (Handelsvertreter) which provides for annual obligations of the Company or any Subsidiary in excess of EUR 100,000 per year; or

ix)	any agreement or arrangement to which the Company or either Subsidiary is a party which prevents the Company from competing in any part of the world.

7.5.2

To the Best Knowledge of the Sellers, unless otherwise disclosed in Annex 7.5.2 to the Reference Deed, each Material Agreement is in full force and effect, neither the Company nor either Subsidiary is in default or breach under any such agreement and no party to a Material Agreement has given notice of termination or has threatened to terminate a Material Agreement.

7.5.3

No party to a Material Agreement has given notice of termination or has to the Best Knowledge of the Sellers threatened to terminate or vary a Material Agreement as a result of the transactions contemplated by this Agreement.

7.6	Employees; Pensions

	7.6.1	Annex 7.6.1 to the Reference Deed sets forth a true, correct and complete list of all persons employed by the Company and each Subsidiary.

7.6.2

There are no agreements with labor unions (Gewerkschaften), work councils agents (Betriebsräte) or other labor group arrangements by which any entity of the Company or either Subsidiary is bound. Except for the Company’s obligations under the Plan, there are no material written commitments, and to the Sellers’ Best Knowledge there are no material commitments of any kind, towards the workforce by which the Company is bound. The Company is in full compliance with its obligations under the Plan, except for instances of minor non-compliance which, in the aggregate, are not material to the Company.

7.6.3

The Sellers are not aware that any employee of the Company or either Subsidiary has plans to terminate his or her employment relationship with the Company or such Subsidiary, as applicable. None of the employees of the Company or either Subsidiary is represented by any labor union, and there is no labor strike or other labor trouble pending or, to the Sellers’ Best Knowledge, threatened. No employee of the Company or either Subsidiary is, to the Sellers’ Best Knowledge, obligated under any contract or subject to any judgment, decree or administrative order that would conflict or interfere with the performance of the employee’s duties as an employee.

7.6.4

There are no (i) independent contractors who are hired directly and not through an agency or subcontracting company and who, to the Sellers’ Best Knowledge, spend the majority of their working time on the business of the Company or either Subsidiary and (ii) persons to whom an offer of employment is made and accepted or outstanding.

7.6.5

All labor agreements of the Company’s and both Subsidiaries’ former employees were legally terminated and the Sellers are not aware of any circumstances that could give raise to adverse claims regarding labor issues.

7.7

     Insurance. Annex 7.7 to the Reference Deed contains a true and complete list of all material liability insurance contracts that insure the business, operations or affairs of the Company and both Subsidiaries, or affect or relate to the ownership, use or operations of any of their respective assets (the “Business Insurances”), all of which are in full force and effect. There are no claims currently pending or, to the Sellers’ Best Knowledge, any basis therefore or threat thereof against the Company or either Subsidiary under any of the Business Insurances. The Company and each Subsidiary has materially satisfied its obligations under the Business Insurances.

7.8

     Litigation Matters and Proceedings before Governmental Authorities. Annex 7.8 to the Reference Deed contains a correct and complete list of all litigation matters and proceedings before courts and governmental authorities as well as arbitration panels in respect of which the Company or either Subsidiary is a party. The Sellers warrant that, to the Best Knowledge of the Sellers, there is no adverse claim from any third party, either formally served or otherwise, that is likely or possibly to result in litigations involving the Company or either Subsidiary.

7.9

     Solvency. No insolvency proceedings (or similar proceedings under applicable laws) have been applied for regarding the assets of the Sellers, the Company or the Subsidiaries and there are no circumstances which would require or justify the opening of or application for such proceedings.

7.10	Financial Statements

7.10.1

The existing consolidated financial statements of the Company and the Subsidiaries for the business years 2009-2011, copies of which have been provided to the Purchaser prior to the notarization, (the “Financial Statements”) have been prepared in accordance with the German generally accepted accounting principles set forth in the provisions of the HGB and provide a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the Subsidiaries at the respective date of statement. Sufficient provisions have been included and value adjustments have been carried out in the Financial Statements for all risks and uncertainties so far under applicable law required.

	7.10.2	The Financial Statements are not adversely affected by any extraordinary or non-recurring items unless otherwise expressly stated therein.

7.10.3

As of December 31, 2011, neither the Company nor any Subsidiary was subject to any liabilities or obligations other than those listed in the Financial Statements, except for liabilities not required to be recorded under HGB that, in the aggregate, do not exceed EUR 100,000.

	7.10.4	The books and records of the Company and the Subsidiaries are up-to-date and have been maintained materially in accordance with all applicable legal requirements and contain complete and accurate records of all matters to be dealt with in such books under applicable law.

7.10.5

Since the last balance sheet day, except for liabilities and obligations incurred in the ordinary course of business and consistent with past practice, neither the Company nor any Subsidiary has incurred or agreed to assume or incur any material liabilities or obligations (whether direct, indirect, accrued or contingent).

7.11	Intellectual Property Rights

7.11.1

“Intellectual Property” shall mean all registered and unregistered intangible assets, including without limitation, utility models, trademarks, trade names, service marks, copyrights, design rights, any application thereof and know-how. “Company Intellectual Property” shall mean any and all Intellectual Property that is owned by or licensed to the Company or either Subsidiary. “Registered Intellectual Property” means Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any government or other public legal authority at any time in any jurisdiction. “Open Source Materials” shall mean any “open source”, “public source” or “freeware” software, materials, or other technology, including any software licensed pursuant to any GNU general public license, lesser general public license, Mozilla public license, or a similar license.

7.11.2

The Company Intellectual Property owned by the Company is valid and enforceable. The Company Intellectual Property licensed to the Company is to the Best Knowledge of the Sellers valid and enforceable. The Company owns or is the licensee of the Company Intellectual Property. To the Best Knowledge of the Sellers there are no third parties that claim to own or to have an exclusive license to any Company Intellectual Property. The Company does not own, and has not applied for, any patents.

7.11.3

Except for the Company Intellectual Property listed in Annex 7.11.3 to the Reference Deed the Company may transfer, or license the Company Intellectual Property without restriction or payment to a third party. The Company is not obligated to transfer or license any Company Intellectual Property, or any Intellectual Property Rights later developed or obtained by the Company, to a third party.

7.11.4

Annex 7.11.4 to the Reference Deed lists (i) all Registered Intellectual Property owned by, filed in the name of, applied for by, or subject to a valid obligation of assignment to the Company; (ii) all third parties that share rights to such Registered Intellectual Property with the Company, including without limitation joint owners and co-applicants; and (iii) all actions that must be taken by the Company within 120 days of the

Closing Date to maintain the validity or enforceability of its Registered Intellectual Property.

7.11.5

The Company has sufficient rights to all Intellectual Property used in or necessary for the conduct of the Company’s business as it currently is conducted by the Company with the qualification that, to the Best Knowledge of the Sellers, the conduct of the Company’s business does not misappropriate, or otherwise violate the Intellectual Property of a third party in any way.

7.11.6	To the Best Knowledge of the Sellers there is no infringement, misappropriation, unauthorized use or violation of the Company Intellectual Property by any third party.

7.11.7

Apart from what has been disclosed in Annex 7.8 there is no pending (rechtshängig) litigation disputes regarding any license of Intellectual Property to or from the Company and to the Best Knowledge of the Seller no such litigation has been threatened against the Company.

7.11.8

The Company has not disclosed, delivered or licensed to any person or agreed or obligated itself to disclose, deliver or license to any person, or expressly permitted the disclosure or delivery to any escrow agent or other person of, any Company source code, other than disclosures to employees and consultants involved in the development of Company products.

7.11.9

Annex 7.11.9 to the Reference Deed identifies all Open Source Materials used in any Company products, and indicates whether such Open Source Materials were modified and/or distributed by the Company and identifies the licenses under which such Open Source Materials were used. To the Best Knowledge of the Sellers the Company is materially in compliance with the material terms and conditions of all licenses for the Open Source Materials. To the Best Knowledge of the Sellers the Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company products; (ii) distributed Open Source Materials in conjunction with any Company products; or (iii) used Open Source Materials in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company that the Company products incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works at no charge, or (C) redistributable at no charge.

7.11.10

All employees of the Company at any time involved in the creation of Intellectual Property for the Company have executed a proprietary information, confidentiality and invention assignment Contract substantially in the form made available to the Purchaser. Neither the Sellers nor any employee of, or freelancer who has worked for, the

Company or either Subsidiary is entitled to or has claimed any payment or compensation in respect of Intellectual Property Rights and/or its use in the business of the Company or either Subsidiary (including without limitation compensation according to the German Employee Inventions Act). Service inventions (Diensterfindungen) which are part of Intellectual Property and achieved by German employees, have been claimed in compliance with Section 5 of the German Employee Invention Act (Arbeitnehmererfindungsgesetz).

	7.11.11	The Company is in compliance with all material German applicable laws and its internal privacy policy relating to the privacy of users of its products and services.

7.11.12

Except as set forth in Annex 7.11.12, to the Reference Deed no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company’s Intellectual Property, and no respective governmental entity, university, college, other educational institution or research center referred to in Annex 7.11.12 has any claim or right in or to such Company Intellectual Property.

7.12	Tax/Taxes

	7.12.1	“Tax” or “Taxes” shall mean

i)

a payment which is levied by or on behalf of a German or non-German public body to raise income (“Tax Authority”), including taxes within the meaning of section 3 par. 1 of the German General Fiscal Code (Abgabenordnung) or any corresponding foreign legal regulations including administrative fines as well as interest, costs and surcharges or any other additional costs within the meaning of section 3 par. 4 of the German General Fiscal Code (Steuerliche Nebenleistungen) in respect of the Company and each Subsidiary, social security contributions and customs and excise duties (Zölle), taxes deducted at source and withholding taxes which the Company or any Subsidiary has to withhold and pay from payments to third parties without itself being a person liable to pay tax as well as payments from tax allotment agreements or comparable agreements, and any similar charges, duties or fees imposed by any public authority or governmental body (such as subsidies), each in respect of the Company and each Subsidiary.

		ii)	any of the payments listed under sub-paragraph (i) above, imposed on the Company as a secondary liability (Haftungsschuld);

regardless of how and by whom such payment is collected and whether it is owed jointly and/or severally.

7.12.2	Filings and Payments. Except as set forth in Annex 7.12.2 to the Reference Deed:

i)

All returns, documents, declarations, filings, notifications and information which the Company or either Subsidiary has made or provided for Tax purposes have been filed in good time, have been properly prepared in accordance with all applicable laws or common practice, with all regulations and any agreement or arrangement made with any competent Tax Authority and have been validly and timely made or provided to the appropriate Tax Authority. All such information that the Company or either Subsidiary has at any time supplied to any Tax Authority has been complete and true in all material respects;

	ii)	The Company and each Subsidiary has at all times punctually paid all Tax that has become due on or before the Closing Date;

iii)

To the extent that any Tax has not yet been due at the statement day of the Financial Statement for the business year 2011, they have been accrued in the balance sheets being part of the Financial Statement for the business year 2011 except for the amount which has been discussed and disclosed between the Parties within the tax due diligence and which has been accrued in 2012 prior to the Closing Date, as reflected in the interim accounts as per 15 November 2012 which is attached hereto as Annex 7.12.2iii), it being understood that the Tax not yet due (but accrued for in the Financial Statement 2011 and in the interim accounts as per 15 November 2012) shall not exceed an aggregate sum of EUR 123,300;

iv)

All records and documentation, especially with respect to transfer pricing which the Company and each Subsidiary is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Tax by the Company and each such Subsidiary, have been duly kept and are available for inspection at the premises of the Company and the Subsidiary if and to the extent the Company was obliged to keep such records by statutory law;

v)

No binding ruling or other decision of a Tax Authority has been issued towards the Company or any Subsidiary which would in future impair, limit or otherwise influence the conduct of business or a reorganization of the Company or either Subsidiary.

7.12.3

There is no ongoing audit, review material, disagreement or dispute between the Company and any Tax Authority with regard to any returns or otherwise in connection with Tax and neither the Company nor either Subsidiary is, or has been the subject of an investigation (other than regular routine inquiries or tax audits) by any Tax Authority.

7.12.4

The Company is and has always been exclusively resident in Germany for tax purposes. eleven-internationale Vertriebsgesellschaft mbH is and has always been exclusively resident in Germany for tax purposes. eleven USA Inc. has always been exclusively resident in Delaware and/or California, U.S.A, for tax purposes;

7.12.5

To Sellers’ Best Knowledge no transaction in the Company or any Subsidiary with its shareholder or any other related party qualifies taxwise as hidden distribution of profits/constructive dividends (verdeckte Gewinnausschüttung) and those transactions have been set-up in accordance to arm’s length standards. Transactions directly related to this Agreement are not part of this Section.

7.12.6

Neither the Company nor either Subsidiary has transferred assets to a company or partnership in a tax exempt reorganization, including without limitation, any transaction referred to in sec. 6 para. 5 sent. 3 of the Income Tax Act or sec. 20 Reorganisation Tax Act (Umwandlungssteuergesetz).

7.12.7

Neither the Company nor either Subsidiary has claimed a deduction for a write down of any of its assets with tax effect without the course of scheduled depreciation or amortization unless fully recaptured prior to Closing or set forth in Annex 7.12.7 to the Reference Deed.

	7.12.8	Any wage taxes and social contribution payments in relation to the settlement of the Plan have been or will be paid in time when due on or before Closing.

With respect to any claims related to tax guarantees pursuant to this Sec. 7.12, Sec. 9 shall apply accordingly.

7.13

Public Grants. There are no public investment grants (Investitionszulagen) or investment subsidies (Investitionszuschüsse) and any other public or private subsidy or grant which has not been disclosed to the Purchaser and which will have to be repaid as a result of the consummation of the transactions reflected in this Agreement nor due to other circumstances.

7.14	Permits. The Company and each Subsidiary holds all permits and required licenses necessary for their present operations and no revocation of any such permit is impending.

7.15

Leased Real Estate. Annex 7.15 to the Reference Deed includes a correct and complete list of all real estate leased by the Company or either Subsidiary from any third party and correctly states for each such piece of real estate the location, size and use, the landlord and the date of the lease agreement (the “Leased Real Estate”). No real estate other than the Leased Real Estate is currently used by or necessary for the Company and each Subsidiary to conduct its business as conducted on the Closing Date.

7.16

No conflict. Except for the Material Contracts listed in Annex 7.16 to the Reference Deed to the Best Knowledge of the Sellers, the execution and delivery by the Company and the Sellers of this Agreement, and the consummation of the Transaction, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination or cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) any material contract to which the Company is a party or by which any of its properties or assets are bound. Annex 7.16 of this Agreement sets forth all necessary consents, approvals, notices, waivers or declarations of parties to any material contracts to which the Company is a party, as are required thereunder in connection with the Transaction, or for any such contract to remain in full force and effect immediately after the Closing.

7.17

No right out of the Transaction. Neither the Company nor either Subsidiary has any obligation or liability to pay any fees or commissions to any broker, finder, agent or any third person in relation to the consummation of the transaction contemplated by this Agreement. No third party including without limitation employees, managers and other parties of agreements can claim any payments or exercise rights against / towards the Company or either Subsidiary in relation to the consummation of the transaction contemplated by this Agreement.

7.18	Securities Law

7.18.1

Each Seller is not a U.S. Person as defined in Regulation S (a “Regulation S Investor”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) by the United States Securities and Exchange Commission (the “SEC”). If such Seller is a Regulation S Investor, such Seller also represents that: (1) it is not a U.S. Person, (2) it was not organized under the laws of any United States jurisdiction, and was not formed for the purpose of investing in securities not registered under the Securities Act, (3) on the date of this Agreement, the Regulation S Investor is outside the United States, (4) the Seller is not acquiring the Equity Consideration for the account or benefit of any U.S. Person, (5) it will not, during the one-year period starting on the date of such Seller’s purchase and receipt of the Equity Consideration, offer or sell any of the Equity Consideration (or create or maintain any derivative position equivalent thereto) in the United States, to or for the account or benefit of a U.S. Person other than in accordance with Regulation S or pursuant to an effective registration statement under the Securities Act or any available exemption therefrom and, in any case, in accordance with applicable state securities laws, (6) it will, after the expiration of such one-year period, offer, sell, pledge or otherwise transfer the Equity Consideration (or create or maintain any derivative position equivalent thereto) only pursuant to an effective registration statement under the Securities Act or any available exemption therefrom and, in any case, in accordance with applicable state securities laws and (7) that the offer and issuance of the Equity Consideration to such Seller was made in an offshore transaction (as defined in Rule 902(h) of Regulation S), no directed selling efforts (as defined in Rule 902(c) of Regulation S) were made in the United States, and such Seller is not acquiring the Equity Consideration for the account or benefit of any U.S. Person.

7.18.2

Each Seller has confirmed on the signature page hereto whether such Seller is a Regulation S Investor. Each Seller represents and warrants that the information set forth on its respective signature page is true and correct.

7.18.3

Such Seller understands that, in connection with the acquisition of the Equity Consideration as contemplated herein, the shares of the Equity Consideration have not been and will not be registered under the Securities Act or registered or qualified under the securities laws of any U.S. state or other jurisdiction, in each case by reason of specific exemptions from the registration provisions of the Securities Act and the securities laws of such states or other jurisdictions, the availability of which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of such Seller’s representations as expressed herein and in response to Purchaser’s inquiries, if any. Moreover, such Seller understands that Purchaser is under no obligation to register the Equity Consideration with the SEC.

7.18.4

Such Seller understands that the Equity Consideration that such Seller is acquiring pursuant to this Agreement are and will be “restricted securities” under the Securities Act in that such securities will be acquired from Purchaser in a transaction not involving a public offering under the Securities Act, and that under U.S. federal and state laws and applicable regulations, such Equity Consideration may be resold without registration under the Securities Act only in certain limited circumstances and that otherwise such securities must be held indefinitely. In this connection, the Seller represents that it understands the resale limitations imposed by the Securities Act and is familiar with SEC Rule 144, as presently in effect, and the conditions which must be met in order for that rule to be available for resale of “restricted securities.” Such Seller also acknowledges that such Seller may deemed to be an Affiliate of Purchaser and that, if so, certain resale limitations thereunder shall apply to such Seller for so long as such Seller remains an Affiliate and for three months thereafter.

7.18.5

Such Seller has received and reviewed information about Purchaser, including the reports filed by Purchaser with the SEC, and has had an opportunity to discuss Purchaser’s business, management and financial affairs with its management. Such Seller is aware of Purchaser’s business affairs and financial condition and has acquired sufficient information about Purchaser to reach an informed and knowledgeable decision to acquire the Equity Consideration.

	7.18.6	Such Seller acknowledges that Purchaser has informed such Seller that the market value of the Equity Consideration shall be as specified in Section 3.2.2.1 above.

7.18.7

Such Seller acknowledges that at no time was such Seller presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Equity Consideration.

	7.18.8	Such Seller acknowledges that such Seller is fully aware of: (a) the speculative nature of the Equity Consideration; and (b) the qualifications and backgrounds of the management of Purchaser.

7.18.9

Such Seller has had an opportunity to review with his own Tax advisors the Tax consequences to him of the transactions contemplated by this Agreement, including the receipt of Equity Consideration. Such Seller understands that such Seller must rely solely on his advisors and not on any statements or representations by Purchaser, the Company or any of their attorneys, investment advisors, accountants or other agents with respect to Tax matters.

Such Seller acknowledges that such Seller either alone or with his purchaser representative(s), has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of the share purchase, has the capacity to protect such Seller’s own interests in connection with this transaction and is financially capable of bearing a total loss of the Equity Consideration.

7.19

          No Untrue Statement. The information provided in connection with this Transaction to the Purchaser is accurate in all material respects, is not misleading and, to the Best Knowledge of the Sellers, does not omit anything material relating to the Company or the Subsidiaries which the Purchaser should be aware of in order to be able to evaluate such information. To the Best Knowledge of the Sellers there are no material facts or circumstances which in the future could have a materially adverse effect on the Company or its Subsidiaries except for general developments of the economy or the market.

8		Remedies

8.1

     The representations and warranties of the Sellers set forth in Section 7 of this Agreement shall survive the Closing for a period of 12 months thereafter; provided, however, (i) that in the event of fraud, willful breach or intentional misrepresentation of a representation or warranty, such representation or warranty shall survive until the expiration of the applicable statute of limitations; (ii) the representations and warranties of the Sellers set forth in Section 7.2 (Status of the Company) and Section 7.11.2 through Section 7.11.5 (Intellectual Property Rights) shall survive the Closing for a period of 3 years thereafter; and (iii) the representations and warranties set forth in Section 7.3 (Status of Sellers and Shares) shall survive the Closing for a period of 5 years thereafter. Sections 8.1(i), 8.1(ii) and 8.1(iii) above are referred to herein as “Extraordinary Claims”. The agreements, covenants and other obligations of the parties hereto shall survive the Closing in accordance with their respective terms. The dates on which the applicable survival periods referenced in this Section 8.1 expire shall be referred to, collectively, as the “Expiration Dates” and the date on which each applicable survival period expires shall be referred to as the “Applicable Expiration Date”.

8.2

     If one or more of the representations or warranties of the Sellers set forth in Section 7 are incorrect, incomplete or not complied with (the “Breach of Guarantee”), the Purchaser may demand from the Sellers, jointly and severally (except that in the case of a Breach of Guarantee relating to a representation and warranty made by a Seller as to himself or as to his specific Shares, the liability shall be (i) several and not joint and (ii) a Seller shall not bear liability greater than the gross amount received by him under this Agreement with respect to his Shares (it being understood that amounts not yet received but receivable in the future may further be offset by the Purchaser against warranty claims provided they do not lead to a payment obligation of the respective Seller beyond the gross amount received by him), except that there shall be no limitation on the liability of any Seller who commits fraud, to put it in the position in which it would have been if the respective guarantee had been correct (restitution in kind - Naturalrestitution), within a period of three months following receipt of a corresponding demand in writing from the Purchaser. If the respective Seller does not put the Purchaser in the guaranteed position within the time limit set, the Purchaser shall be entitled to demand monetary compensation from the respective Seller for the resulting losses from the Breach of Guarantee. The same is the case if and to the extent that restitution in kind is impossible or cannot be effected by Sellers with reasonable efforts.

8.3

     Only if Seller fails to comply with his obligations under Section 8.2, Purchaser may, at its discretion, claim (i) specific performance of such obligations or (ii) payment of monetary damages (Schadensersatz in Geld). The obligation to pay monetary compensation is limited to the actual and direct damages incurred by the Purchaser but shall include costs for reasonable recovery including for experts and in any event include the amount which Purchaser would dedicate in order to put himself and/or the Company in the position as if the guarantee would have been correct. Particularly, further indirect or consequential damages (Mangelfolgeschäden), loss of profits, internal management costs or frustrated expenses shall not be compensated. The legal principles as to the calculation of damages, mitigation of damages and offsetting of losses by advantages due to the damaging event pursuant to Sec. 249 et seq. of the German Civil Code (BGB) shall apply to all claims of Purchaser under or in connection with this Agreement. Compensation must be paid to the Purchaser or, at the request of same, to the Company.

8.4

     Notwithstanding anything to the contrary contained in this Agreement, the maximum liability of any Seller for such monetary damages shall be the Escrow Fund (the “General Indemnification Cap”) except that indemnification for monetary damages as a result of, arising out of or in connection with Extraordinary Claims shall not be subject to the General Indemnification Cap but shall be limited, in the aggregate to the Initial Purchase Price actually received by an Indemnifying Party hereunder on a pro rata basis (it being understood that amounts not yet received but receivable in the future may further be offset by the Purchaser against warranty claims provided they do not lead to a payment obligation of the respective Seller beyond the gross amount received by him), except that there shall be no limitation on the liability of any Seller who commits fraud.

8.5

     Sellers shall only be liable for Breach of Guarantee if (i) the amount recoverable with respect to the individual Claim made exceeds EUR 40,000 (in words: Euro forty thousand); and (ii) the aggregate amount recoverable with regard to all claims made exceeds an amount of EUR 80,000 (in words: Euro eighty thousand); if either of the Euro thresholds in the foregoing sentence is exceeded, the Purchaser shall be entitled to receive the entire such amount from the first Euro of loss as if such threshold did not exist.

8.6

     Any monetary damages recoverable by the Purchaser from the Sellers pursuant to this Section 8 shall first be recovered by reduction of the recovered amount from the respective pro rata portion of such Seller in the Escrow Fund, and only after such amount is depleted, may the Purchaser recover any remaining amount (if and to the extent the Purchaser is entitled to recover from the Seller(s) for monetary damages in excess of the Escrow Fund pursuant to this Section 8 directly from such Seller(s)). Any representation and warranty of Sellers in Section 7 above which refers to the “Best Knowledge of the Sellers” is only breached if Seller 1 had either actual knowledge of the relevant fact or grossly negligently (grob fahrlässig) could have information of the relevant fact if he had used the diligence of a prudent businessman pursuant to § 43 Limited Liability Companies Act (GmbHG).

8.7	Procedure in respect of Purchaser’s claims in general:

	8.7.1	In the event that the Purchaser becomes aware of a Breach of Guarantee prior to the Applicable Expiration Date, it shall promptly deliver a certificate (a “Claim Certificate”) to the Representative, specifying all relevant facts resulting in the Purchaser’s claim under this Agreement.

8.7.2

In the event that any such matter is related to any claim or proceeding asserted or commenced by any third party including any governmental authority (a “Third Party Claim”), Seller 1 shall have the right, at any time, at its cost to assume the control of the defense of the Third Party Claim. In particular, Seller 1 may select counsel and instruct the Purchaser to litigate or settle, or cause to be litigated or settled, the Third Party Claim in accordance with Seller 1’s instructions. The Purchaser shall assist, at Seller 1’s cost and expense, the Seller in the defense of any Third Party Claim (internal costs not being chargeable). Such assistance shall include, without limitation, the providing and making available to Seller 1 of all books, records and other information, and of all managing directors and employees of the Purchaser, its affiliates or the Company, to the extent necessary or useful in connection with the defense of Third Party Claim unless this is against the economic or financial interest of the Purchaser and/or the Company. Costs and expenses incurred by Sellers in defending any Third Party Claims in accordance with the foregoing provisions shall be borne by the Sellers. Any failure of the Purchaser to comply with any of its obligations regarding Third Party Claim under this Section shall release the Sellers from their respective obligation under this Agreement, except if (and to the extent that) the Sellers are not prejudiced by such failure. Purchaser may chose to waive the respective against Sellers under this Section 8 if compliance with this Section 8.7.2 would according to its free judgment infringe its economic interests.

8.7.3

In case of a Third Party Claim arising which could lead to a breach of warranties pursuant to Section 7.11 (Intellectual Property Rights), the Parties are obliged to jointly defend the Third Party Claim at Commtouch’s expense. Purchaser’s and Commtouch’s obligations regarding access to information provided for in Section 8.7.3 shall apply mutatis mutandis.

8.7.4

In the event that any such matter does not relate to a Third Party Claim, the Representative shall have 20 Business Days following his receipt of a Claim Certificate to object to any item(s) or amount(s) set forth therein by delivering written notice thereof (an “Objection Notice”) to Purchaser, with a copy to the Escrow Agent (if and to the extent that the Purchaser is seeking recourse against the Escrow Fund in accordance with Section 8.1). In the event that the Representative shall fail to object, to any item or amount set forth in a Claim Certificate as set forth herein, the Representative shall be deemed to have agreed and consented (for and on behalf of the Sellers) to each such item and amount set forth in the Claim Certificate (“Deemed Losses”). Upon the expiration of such 20 Business Day period, if the claim set forth in the Claim Certificate is in whole or in part against the Escrow Fund and if the Representative failed to object as stipulated above, Purchaser shall be entitled to deliver to the Escrow Agent (with a copy to the Representative) instructions requiring the Escrow Agent to promptly release from the Escrow Fund and deliver to Purchaser an amount of cash equal to any Deemed Losses.

8.7.5

In the event that the Representative delivers an Objection Certificate as set forth herein, the Representative and Purchaser shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims objected to in such Objection Certificate (the “Agreed Losses”). If the Purchaser and the Representative should so agree, a memorandum setting forth such agreement with respect to the Agreed Losses shall be prepared and signed by both parties and furnished to the Escrow Agent who shall deliver to Purchaser an amount of cash equal to any Agreed Losses.

8.7.6

Should Purchaser and the Representative be unable to agree as to any particular item or items or amount or amounts specified in an Objection Certificate within the time periods specified above, then the matter shall be settled by an arbitrator agreed upon by the Parties and such decision shall be final, binding and conclusive upon the Sellers (the “Awarded Losses”). Any ruling or decision of the arbitrator may be enforced in any court of competent jurisdiction. Purchaser shall provide the Escrow Agent with the written resolution of the arbitrator to distribute to Purchaser, out of the Escrow Fund, an amount equal to the Awarded Losses.

8.8

     The Escrow Fund shall be held as a trust fund and shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

8.9

     Any amounts remaining in the Escrow Fund shall be released from the Escrow Fund on the date which is the 12 month anniversary of the Closing Date (the “Escrow Release Date”) (less any portion of the Escrow Fund which is necessary to satisfy any unresolved claims specified in any Claim Certificate that has been properly delivered by the Purchaser prior to the Applicable Expiration Date and the Escrow Release Date (such amount, the “Holdback Amount”)). On the Escrow Release Date, the Escrow Agent shall deliver to the Sellers on a pro rata basis the remaining portion of the Escrow Fund (less the Holdback Amount, if any) and shall retain the Holdback Amount, if any, in accordance with this Section 8.9. Upon resolution of any such unsatisfied or unresolved claim for Losses in accordance with any of the provisions of this Section 8, the Escrow

Agent shall release such portion of the Holdback Amount required to satisfy such claims, as soon as reasonably practicable.

8.10

The Purchaser shall forfeit its right to exercise its rights under or in connection with this Agreement in case the Purchaser, its accountants, legal advisors or any of its directors or employees was aware of the fact that a representation or warranty is untrue, incomplete or not complied with. The provisions of § 442 BGB, § 443 BGB and § 377 HGB shall not apply. Purchaser has in the course of its due diligence been provided with the documents in the data room listed in Annex 8.10 to the Reference Deed. The parties have recorded the documents listed in Annex 8.10 to the Reference Deed on a DVD as data carrier. For documentary purposes, the parties have handed over to the acting notary such a data carrier with those recorded data and do thereby instruct him, to keep the data carrier together with the original (Urschrift) of this deed in his custody and to make, at the written request of any of the parties, a complete or partial copy available to, and at the expense of, the requesting party. The parties are aware of the fact that the notary has not reviewed the contents of the data carrier and does not assume any liability for the permanent accessibility of the data recorded on the data carrier. The acting notary is entitled to destroy the data carrier after expiry of two years of the notarization of this deed. Each Party will further be provided with a copy of this data room DVD at Closing.

8.11

To the extent permitted by law, rights and remedies of the Purchaser based on a Breach of Guarantee, in particular based on statutory warranty rights and warranties such as withdrawal from the agreement (Rücktritt), reduction of purchase price (Minderung), repair or compensation (Nachbesserung), culpa in contrahendo, adjustment or reversal of the Agreement due to frustration of the contract (Wegfall der Geschäftsgrundlage) as well as the contesting of the Agreement due to the absence of an essential characteristic (Anfechtung wegen des Fehlens einer verkehrswesentlichen Eigenschaft) are expressly excluded, except for rights and remedies of the Purchaser according to sections 123 BGB, 444 BGB, 823 BGB and 826 BGB as well as any rights based on wilful misconduct.

9		Tax Indemnities; Cooperation in Tax Matters

9.1

The Sellers agree to indemnify and hold harmless the Purchaser and/or the Company, completely and without delay, from and against all Taxes due and payable by the Company (and any other financial disadvantages directly related to such Taxes) for assessment periods ending on or before the Closing Date to the extent such Taxes (i) have not been reflected in the Financial Statements for the business year 2011, clearly specified as tax liabilities or as tax provisions, and (ii) have not been reflected as accruals in the interim accounts as per 15 November 2012 (Annex 7.12.2 iii), collectively: “Additional Taxes”, except to the extent that such Additional Taxes

	9.1.1	are caused by transactions carried out by the Purchaser, its affiliates or the Company after the Closing Date;

9.1.2

can be reclaimed by the Purchaser, its affiliates or the Company on the basis of an enforceable and valuable claim against any other third party (“Claim”); any additional costs of the Purchaser, its affiliates or the Company for demonstrating that the Claim is not valuable shall be reimbursed by the Sellers;

9.1.3

do result in a tax reduction or other tax benefits in assessment periods starting after the Closing Date (“Tax Benefit”) provided that such tax benefit has been realized within five years after the Closing Date. If Additional Taxes have already been paid to Purchaser, Sellers can reclaim the amount of the Tax Benefit. In any case, the Tax Benefit needs to be discounted with a discount rate of 3% and a tax rate of 30%.

9.2

Claims under Section 9.1 also exist for Taxes which will be assessed for assessment periods starting before and ending after the Closing Date (“Straddle Period”) and which shall be allocated to the Straddle Period (“Allocation Principle”):

9.2.1

Insofar the Taxes are triggered by extra-ordinary measures (e.g. constructive dividend, transfer of assets, restructuring) of the Sellers (except the settlement of the Plan) those Taxes qualify as Additional Taxes as if the assessment period would end on the Closing Date,

	9.2.2	Insofar the Taxes are triggered by the settlement of the Plan 50% of those Taxes shall qualify as Additional Taxes and shall be indemnified by the Sellers;

9.2.3

In all other cases the Taxes for the whole Straddle Period multiplied by a fraction of the numerator of which is the number of days in the assessment period ending on the Closing Date and the denominator of which is the number of days of the whole Straddle Period.

Section 9.1 applies accordingly for all Additional Taxes under this Section 9.2.

9.3

If and to the extent the Company receives a refund of Taxes after the Closing Date for an assessment period ending on or before the Closing Date or for the Straddle Period (“Tax Refund”) the Purchaser shall pay such amount to the Sellers pursuant to their shareholdings in the Company at Closing or off-set against any claims he has under this Section 9. In case of a Tax Refund for the Straddle Period the Allocation Principle of Section 9.2 shall apply accordingly for the Tax Refund.

9.4

Irrespective of the period of limitation for other claims under this Agreement, all claims under this Section shall prescribe six (6) months after the final and binding Tax Assessment (bestandskräftig und unanfechtbar) or any corresponding or similar event of the respective Tax. Furthermore, any other limitation for other claims under this Agreement (in particular but not limited to Section 8) shall not apply to tax claims, including (but not limited to) tax claims under this Section and tax claims related to Section 7.12 .

9.5

Sellers shall make any payments under this Section 9 to the Purchaser or, upon the Purchaser’s discretion to the Company or its Subsidiaries, within twenty [20] business days after notice and presentation of a copy of the respective Tax assessment. Purchaser shall make any payments under this Section 9 to the Sellers within twenty [20] business days after notice of a Tax Refund.

9.6

Any payment made by the Sellers under this Section 9 is considered to be a reduction of the Initial Purchase Price, unless prohibited by mandatory statutory law. Any payment made by the Purchaser under this Section 9 is considered to be an increase of the Initial Purchase Price, unless prohibited by mandatory statutory law.

9.7	Cooperation in Case of a Tax Procedure/Tax Dispute

9.7.1

If a claim arises as a result of or in connection with a liability or alleged liability to any Tax Authority, especially a tax field audit, litigation or other procedure, for the period ending on or before the Closing Date (“Tax Procedure”), then, in addition to the obligations provided for in this clause,

i)

     the Purchaser shall, after it is informed by an official notice of a Tax Authority of a Tax Procedure concerning the Company, immediately and without undue delay give notice in writing to the Representative, including copies of the Tax Authority’s notice, if in writing, or other documents received together with the notice;

ii)

     the Sellers may request the Purchaser to dispute, resist, appeal, compromise or defend the Claim and any adjudication in respect thereof and that any comments of the Sellers are duly incorporated into any statements to the Tax Authorities, unless such comments are in violation of applicable statutory laws or unreasonable (“Tax Dispute”);

iii)

     the Purchaser shall, and shall procure that the Company shall, permit the Representative or its duly authorized advisors, if they are subject to a professional duty of confidentiality, to be involved in the Tax Procedure/Tax Dispute and to participate in meetings, discussions and correspondence with the Tax Authorities, including any final meetings with a Tax auditor, if reasonable;

iv)

     the Purchaser shall, and shall procure that the Company shall, give full information and full access to the books and records of the Company to the extent that they relate to the fiscal periods ending on or before the Closing Date and are relevant for the claim.

9.7.2

All expenses and costs at the level of Purchaser and/or the Company that arise and are directly born in connection with any Tax Dispute and that are not unreasonably caused, shall be borne by the Sellers pro rata.

	9.8	Procedures in Relation to the Preparation of Tax Returns etc.

If Tax Returns in the name of the Company have to be prepared after the Closing Date relating to any period ending on or before the Closing Date, such Tax Returns shall be prepared by the Representative but reviewed and filed by the Company in accordance with the following:

9.8.1

The Purchaser shall procure that the Representative is given full information and full access to the books and records of the Company to the extent that they relate to periods ending on or before the Closing Date and are relevant for the Tax Return;

		9.8.2	The Representative shall prepare the respective Tax Return on a basis consistent with those for prior assessment periods;

		9.8.3	The Purchaser and the Company shall receive a copy of the prepared Tax Return at least twenty-five (25) Business Days prior to the due date of the respective Tax Return.

		9.8.4	The Purchaser undertakes to consult with the Representative and to attempt in good faith to resolve any dispute between the Representative and the Purchaser in relation to the Tax Return.

10		Conduct Prior To The Closing

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, the Sellers agree that they shall cause the Company to operate its business in the ordinary course consistent with past practices of the Company, except (a) with the prior written consent of Purchaser (the decision with respect to which will not be unreasonably delayed) or (b) as specifically contemplated by this Agreement. The Sellers shall cause the Company to pay indebtedness for borrowed money and Taxes of the Company in the ordinary course of business when due (subject to the right of Purchaser to review and approve any Tax Returns filed on or prior to the Closing), to use reasonable efforts to (i) pay or perform other obligations when due, (ii) to the extent consistent therewith, to preserve intact the present business organizations of the Company, (iii) keep available the services of the present officers and employees of the Company, and (iv) preserve the Company’s assets and technology and preserve the relationships of the Company with material customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing business of the Company at the Closing. Without limiting the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except as set forth in clauses (a) through (b) of the first sentence of this Section 10, the Sellers shall take all measures necessary to ensure that the Company shall not (i) amend its

Constitutional Documents, (ii) issue, sell or grant any share capital or other equity interest, (iii) issue, sell or grant, or authorize or propose the issuance, sale or grant of any options, warrants, call rights, convertible securities, commitments or agreements of any character, written or oral, to issue, deliver, sell, or cause to be issued, delivered or sold, any Share Capital or other equity interest, (iv) declare, set aside or pay any dividend or any other distribution payable in cash, stock or property or redeem, purchase or otherwise acquire directly or indirectly any of the Shares, (v) split, combine or reclassify any of the Shares, (vi) enter into any new, or amend, terminate or renew any contract or agreement that is or would be a Material Agreement, (vii) enter into any new, amend, terminate or renew any existing, employment, severance, consulting or salary continuation agreements, the Plan or any similar plan if in effect as of the date hereof, with or for the benefit of any employee, or engage any employee or consultant or service provider, (viii) grant any increases in the compensation, perquisites or benefits (whether through the payment of, or agreement to pay, bonus amounts or otherwise) to any Employee, (ix) create any new liabilities of any kind, (x) take any action that would result in any of the Conditions Precedent in Section 6 not being satisfied or that would delay their satisfaction, (xi) authorize the entrance into, or enter into any contract to do any of the foregoing. The Sellers shall promptly notify Purchaser of any material event involving the Company that arises during the period from the date of this Agreement and continuing until the earlier of the termination date of this Agreement or the Closing.

11	Confidentiality, Announcements and Press Releases

11.1

Each of the Sellers and the Purchaser hereby agree that they will not, at any time hereafter, divulge to any third party (other than in accordance with the provisions of this Section 11) any information relating to the Sellers (in the case of the obligation owed by the Purchaser) or the Purchaser (in the case of the obligation owed by the Sellers) that the relevant Party has obtained from the other by virtue of its consideration and negotiation of the Transaction, between 19 April 2012 and the Closing Date, other than as specifically permitted by the confidentiality agreement between the Sellers’ advisor and the Purchaser dated 19 April 2012.

11.2

No announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement (including, if applicable, the termination of this Agreement and the reasons therefore) shall be made or issued before, on or after the date of the Closing by or on behalf of either Party without the prior written approval of the other Party, provided that (i) nothing shall restrict the making by the Purchaser of any statement or disclosure which may be required by any applicable law or the rules of a recognized stock exchange upon which securities of the Purchaser (or a member of the group of which it is part) are traded or listed so long as the Company shall have received notice (and a copy) of the disclosure at least 24 hours prior to it being made, if feasible; and (ii) the parties shall issue a joint press release to announce the Transaction at such time as shall be mutually agreed upon by the Parties.

12	Expenses

Whether or not the Transaction is consummated, all Transaction Fees shall be the obligation of the respective Party incurring such fees and expenses, and all Transaction Fees of the Company shall be the obligation of the Sellers. “Transaction Fees” shall mean all fees and expenses incurred by a Party in connection with this Agreement or the transactions contemplated hereby, whether or not paid or payable prior or subsequent to the Closing, including: (a) all legal, accounting, tax, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation of the terms and conditions of this Agreement and the consummation of the transactions contemplated hereby; and (b) any brokerage or finders’ fee, agents’ commission or any similar charge in connection with the Transactions contemplated by this Agreement. Notary and registration costs shall be paid by the Purchaser.

13	Disputes

13.1

All disputes arising out of or in connection with this Agreement (including without limitation, claims for set-off or counter-claim) or its validity shall firstly be referred to the [Chief Executive Officers/Managing Director] of the Purchaser and the Representative, who shall enter into discussions in an attempt to reach a mutually satisfactory agreement in relation to them.

13.2

If the Chief Executive Officers/Managing Directors have not reached agreement by the end of the 20th Business Day on which such referral has been made to them, then the shall be finally settled by three arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The venue of the arbitration shall be Frankfurt am Main. The language of the arbitration proceedings shall be English. This arbitration clause shall be governed by the substantive laws of the Federal Republic of Germany.

13.3	Nothing contained in this Agreement shall preclude any Party from seeking injunctive or other equitable relief from a court of law having appropriate jurisdiction.

14	Representative

14.1

The Sellers, by approving this Agreement and the transactions contemplated hereby, irrevocably appoint and constitute Mr. Robert Rothe as the Representative for and on behalf of the Sellers to execute and deliver this Agreement and the Escrow Agreement and for all other purposes hereunder and thereunder, to give and receive notices and communications, to take all actions and to authorize all actions on behalf of the Sellers under this Agreement and the Escrow Agreement as fully as though such actions were taken by the Sellers themselves. Sellers entitled to a majority of the Initial Purchase Price may replace the Representative from time to time upon not less than ten (10) days’ prior written notice to the Purchaser and the escrow agent under the Escrow Agreement. The Representative shall receive no compensation for his services. Notices or communications to or from the Representative shall constitute notice to or from each of the Sellers.

14.2

The Representative shall not be liable for any act done or omitted hereunder as Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Sellers shall severally and pro rata indemnify the Representative and hold him harmless against any loss, liability, expense or fee incurred without gross negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

14.3

A decision, act, consent or instruction of the Representative shall constitute a decision of all of the Sellers and shall be final, binding and conclusive upon each and every Seller, the Purchaser and the escrow agent under the Escrow Agreement, and the Purchaser and the escrow agent under the Escrow Agreement may rely upon any decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of each and every Seller. The Purchaser and the escrow agent under the Escrow Agreement are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Representative.

15	Final Provisions

15.1	The Parties agree that Commtouch shall be jointly liable for all obligations of the Purchaser under this agreement.

15.2

Where a German term has been inserted in this Agreement it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

15.3

All changes of and amendments to this Agreement shall require the written form in order to be effective, unless being subject to notarization. This shall likewise apply to a waiver of the requirement-of-writing clause itself.

15.4	This Agreement shall be governed by the substantive laws of the Federal Republic of Germany.

15.5

Any notice or communication relating to this Agreement or its performance shall be sent in writing to the addresses of the contracting Parties shown above. These addresses shall remain applicable until changed by a contractual notice to all other Parties.

15.6

Should individual provisions of this Agreement be or become ineffective or should this Agreement prove to be incomplete, the effectiveness of the remaining provisions of this Agreement shall not be affected thereby. Rather, the Parties shall in this case be under the obligation to replace the ineffective or missing provision by such effective provision as reflects best the economic purpose pursued by the ineffective or missing one.

The above Deed including all Annexes has been read aloud to the persons appearing in the presence of the notary, approved by them and signed by them and by the notary as follows: